WILDEYE

Pay to talk with influencers via private video calls 🔥


REACH THE
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wildeye.com Incline Village NV

Software | Entertainment | Technology | Marketplace | Community

Highlights

1. We plan to go public on the OTCQB in 2021, with plans to move to NASDAQ later down the road.
2. CEO/CTO Ted Cohn worked for Steve Jobs at NeXT & authored 10 technology patents.
3. Leveraging the network effect of 38 million influencers promoting to 3.8 billion fans—huge market.
4. Millions of influencers are looking to monetize remotely in the age of Covid-19.
5. Those investing the first $500,000 get a 50% discount on the share price.

Our Team



Ted Cohn CEO & CTO

Ted has 30+ years of experience in consumer software development and worked for Steve Jobs at NeXT. He's developed cutting-edge products for numerous companies including Apple, Barnes & Noble, Ugobe, and he has been awarded 10 patents.

We believe in human connection. We want to help people connect with influencers and professionals they admire for meaningful conversations that can change their lives. We also want to help influencers and professionals easily access a new stream of income that can support their work. And we want to make a profit for providing excellent service.

We believe in human connection. We want to help people connect with influencers and professionals they admire for meaningful conversations that can change their lives. We also want to help influencers and professionals easily access a new stream of income that can support their work. And we want to make a profit for providing excellent service.



Diane Cohn President & CMO

Diane has 20+ years of experience in digital marketing for luxury brands, including corporate communications at Apple and digital strategy at Chase International. She's also an emerging YouTube influencer with over 800,000 views.



Curtis Sasaki Product Advisor

Former VP & Head of Product Management at Samsung, VP Sun Web and Customer Experience at Sun, Apple, NeXT, General Magic.



Bob Christopher Strategic Advisor

Diamond Edge Ventures, Director of Innovation at Panasonic, CEO Ugobe, Robotics, Entrepreneur, Business Development, Operations.



Christine Zalocha Marketing Advisor

VP Marketing at Aura Frames, Director of Content & Social Strategy at SoFi, Director of Social Media Strategy & Community at Credit Karma, Head of Marketing at GoldieBlox.



Joel Arberman Direct Listing Advisor

Managing Member of Meraki Partners LLC (www.PublicFinancial.com), which helps entrepreneurs take their company public so they can use shares to raise capital, recruit talent and complete

acquisitions. Former partner of an investment banking firm.

Wildeye—Helping fans connect with influencers, one conversation at a time.

Spotting opportunity.

Ted Cohn worked remotely as a software developer for 16 years, and sometimes that got lonely. He was looking to connect with mentors to help him with his consulting business.

Diane Cohn was a budding YouTuber who noticed that big creators had hundreds of fans asking questions that went unanswered, some even offering to pay to speak with them.

Then Covid hit, suddenly making video calls the new normal.

A viewer approached Diane and offered to pay to speak with her. The lightbulb went on, she and Ted collaborated, and Wildeye's BidToTalk was born.


Our Startup Story
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STARTUP
STORY
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How do you connect with influential people?

Billions of followers want to connect with millions of influencers but can't because the influencers are inundated by too many requests.

Millions of influencers are looking for new ways to monetize. They want to connect with fans but want to do it conveniently and safely on their own terms.



So we created a BidToTalk, a marketplace where people can bid or pay for private video calls with influencers.

Influencers, athletes, professionals, and personalities can auction specific time slots for video calls to the highest bidder. Or, they can simply charge a fixed fee to speak to fans during the time slots they make available.

Our technology handles search, bidding, scheduling, payment processing, security, and video calls. Fans get access to influencers, and influencers get an easy way to monetize.

Speaking with fans via video calls is an expedient way for influencers to earn income versus chasing elusive, complicated sponsorship deals, creating digital products, or continually having to push out additional content on subscription membership sites.







How we make money.

Our business model is simple. We charge 20% for every video call.

3.8 billion people use social media, and the top 1% or 38 million are influencers. Influencer marketing is a growing $10 billion industry, and the professional consulting industry is $130 billion. The market opportunity is huge.

Try our prototype here.



The road ahead.

We plan to launch the commercial version of the web app within 90 days of funding and intend to scale rapidly. We've also identified some intellectual property that may be patentable.

Our plan is to go public in 2021, and we intend to start the Direct Public Offering process concurrently with product development. The reason we're going public early is that it should open additional financing opportunities and provide stock options to incentivize staff and talent.

In five years, our conservative financial model estimates 200,000 active influencers using the platform, $84 million in annual revenue, and fans enjoying 17 million meaningful video conversations per year with 0.5% of total influencers worldwide.



A team that delivers.

The founding team has been working successfully together for over 20 years.

The founding team has been working successfully together for over 30 years.

CEO/CTO Ted Cohn has been a software developer for both high-profile companies and startups such as Apple, Excite, and Barns and Noble. He worked for Steve Jobs at NeXT and has 10 patents.

CMO/President Diane Cohn has a background in digital marketing for luxury brands such as Apple and Chase International and is an emerging YouTube influencer with over 800,000 views.

We also have a top-tier advisory team, some talented hires in the works, and just about everybody we talk to loves what we're doing:


Why TikToker Lily Lei Thinks You Should Invest in Wildeye's BidToTalk
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782,000
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Why TikToker Kristin Farina Can't Wait to Use BidToTalk
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1.1 MILLION
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Why YouTuber Mariah Vitoria Loves BidToTalk
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28,000
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Why YouTubers John & Kristin Farnsworth Love BidToTalk
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12,000
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Why YouTuber Greg Rengstrom Loves BidToTalk
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Why Entrepreneur Nachi Mehta Thinks Wildeye is Brilliant
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Why Advisor Christine Zalocha is Excited to Contribute
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Why Advisor Curtis Sasaki Thinks Wildeye is Right on Trend
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Why Advisor Bob Christopher Thinks Wildeye will Kill it
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Help us help people connect with those they admire.

This is a win-win in a massive market. We have the technical and marketing expertise to launch, grow, and build a successful, profitable company, and we'd love for you to join us.

Invest with us today.

Play with the prototype.

Downloads

BidToTalk Wefunder 2020.09.22.pdf